July 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-3561

Attention: Scott Foley

Re:	Acceleration Request of Trupanion, Inc.
Registration Statement on Form S-1 (File No. 333-196814)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters, hereby join in the request of Trupanion, Inc. for acceleration of the effective time of the above-referenced Registration Statement, as amended, so that it may be declared effective Thursday, July 17, 2014, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we hereby advise you that the Preliminary Prospectus, dated July 7, 2014, was distributed by the several underwriters approximately as follows from July 7, 2014 through the date hereof:

To Whom Distributed	Number of Copies
Retail Investors	3,007
Institutional Investors	1,172

Total	4,179

The undersigned, as the representatives of the several underwriters, hereby represent that we have complied and will comply with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Sincerely yours,

RBC Capital Markets, LLC

/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Director

Barclays Capital Inc.

/s/ Jason van Itallie
Name:	Jason van Itallie
Title:	Managing Director

Stifel, Nicolaus & Company, Incorporated

/s/ Daniel J. Covatta
Name:	Daniel J. Covatta
Title:	Managing Director